Durable Sustainability Inc.
formerly known as Durable Inc.
a Wyoming corporation

Corporate History

Organization

4/11/2022	Incorporated in state of Wyoming on April 11, 2022
4/27/2022	Amendment to the Articles of Incorporation – on April 27, 2022 an amendment was filed changing name from Durable Inc. to Durable Sustainability Inc. (as requested by the State of Wyoming)

Officers and Directors

4/11/2022	Wilhelm Cashen, Founder, appointed as Chairman of the Board of Directors
4/11/2022	Xavone Charles, Founder, appointed as President, Chief Executive Officer, Treasurer and member of the Board of Directors
4/11/2022	James Gaumond, Secretary and member of the Board of Directors

Capitalization history

4/11/2022	Original Articles of Incorporation stated the Company is authorized to issue 10,000,000 Common Shares, par value $0.05
7/19/2022	Amendment to Articles were filed amending Article V.

The total number of shares of stock which the corporation shall have authority to issue is seventy five million and ten million (85,000,000) shares, consisting of a class of seventy five million (75,000,000) shares of Common Stock, par value $0.001 per share and a class of ten million (10,000,000) shares of Preferred Stock, par value of $0.001 per share.

Shareholder history

4/30/2022	Xavone Charles was issued 3,825,000 shares of Common Stock. Consideration - founder shares valued at par $0.001.
4/30/2022	Wilhelm Cashen was issued 3,675,000 shares of Common Stock. Consideration - founder shares valued at par $0.001.

ARTICLES AND AMENDMENTS



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Apr 11 2022 6:42AM
Original ID: 2022-001101823

Profit Corporation
Articles of Incorporation

I.   **The name of the profit corporation is:**
Durable Inc.

II.   **The name and physical address of the registered agent of the profit corporation is:**
Registered Agents Inc
30 N Gould St Ste R
Sheridan, WY 82801

III. **The mailing address of the profit corporation is:**
1820 Double Delight Avenue
North Las Vegas, NV 89032-0202

IV.   **The principal office address of the profit corporation is:**
1820 Double Delight Avenue
North Las Vegas, NV 89032-0202

V.   **The number, par value, and class of shares the profit corporation will have the authority to issue are:**
Number of Common Shares: 10,000,000   Common Par Value: $0.0500
Number of Preferred Shares: 0   Preferred Par Value: $0.0000

VI.   **The name and address of each incorporator is as follows:**
Courtney Dickey on behalf of Zen Business Inc
5511 Parkcrest Dr, Suite 103, Austin, TX 78731

Signature: *Courtney Dickey*   Date: **04/11/2022**

Print Name: **Courtney Dickey**

Title: **Incorporator**

Email: **fulfillment@zenbusiness.com**

Daytime Phone #:   **(844) 493-6249**

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Courtney Dickey on behalf of Zen Business Inc

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature:	*Courtney Dickey*	Date:	**04/11/2022**
Print Name:	**Courtney Dickey**		
Title:	**Incorporator**		
Email:	**fulfillment@zenbusiness.com**		
Daytime Phone #:	**(844) 493-6249**		



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 05/09/2022 10:37 AM
Original ID: 2022-001101823
Amendment ID: 2022-003669374

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Durable Inc.

2. Article number(s) | I | is amended as follows:

   See checklist below for article number information.

The name of the profit corporation is: Durable Sustainability Inc.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on | 04/18/2022 |

   (Date – mm/dd/yyyy)



Received
MAY 6 2022
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

    X   **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

<u>OR</u>

           Shares were issued and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

<u>OR</u>

           Shares were issued and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____ Date: | 04 / 27 / 2022 |
(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: | James Gaumond | Contact Person: | ZenBusiness Inc. |

Title: | Secretary | Daytime Phone Number: | 844-493-6249 |

Email: | fulfillment@zenbusiness.com |

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

- ✔ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ✔ **Processing time is up to 15 business days** following the date of receipt in our office.
- ✔ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
- ✔ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ✔ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF NAME CHANGE

Current Name: **Durable Sustainability Inc.**
Old Name: **Durable Inc.**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **9th** day of **May, 2022**



Secretary of State

By: _____ Celia Alvarado _____

Filed Date: 05/09/2022



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 08/03/2022 04:07 PM
Original ID: 2022-001101823
Amendment ID: 2022-003763061

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Durable Sustainability Inc.

2. Article number(s)

V

is amended as follows:

See checklist below for article number information.

The total number of shares of stock which the corporation shall have authority to issue is: seventy five million and ten million (85,000,000) shares, consisting of a class of seventy five million (75,000,000) shares of Common Stock, par value of $0.001 per share and a class of ten million (10,000,000) shares of Preferred Stock, par value of $0.001 per share.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.



RECEIVED
JUL 29 2022
WYOMING
SECRETARY OF STATE

4. The amendment was adopted on 07/18/2022

(Date – mm/dd/yyyy)

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

. __Shares were *not* issued__ and the board of directors or incorporators have adopted the amendment.

OR

X   __Shares were issued__ and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

__Shares were issued__ and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: Xavone Charles

Date: 07/19/2022

(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: Xavone Charles

Contact Person: ZenBusiness Inc.

Title: President

Daytime Phone Number: 844-493-6249

Email: fulfillment@zenbusiness.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist

- ✔ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ✔ **Processing time is up to 15 business days** following the date of receipt in our office.
- ✔ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
- ✔ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ✔ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

RESOLUTIONS/MAJORITY CONSENTS

ORGANIZATIONAL MINUTES OF THE BOARD OF DIRECTORS OF DURABLE INC.

A meeting of the Board of Directors of the Corporation was held at

    DATE   April 13, 2022
    TIME   11:00 am
    PLACE   Las Vegas, Nevada

The following persons, constituting a quorum of the Board of Directors, were present:

    Wilhelm Cashen
    Xavone Charles
    James Gaumond

Mr. Cashen was unanimously chosen chairman and Mr. Gaumond was unanimously chosen secretary.

The secretary presented and read a waiver of notice of time, place, and purpose of the meeting, signed by all directors, which was ordered filed.

The secretary then presented to the meeting a true copy of the Charter of the corporation, stating that the original of the said charter was filed on April 12, 2022 with the Secretary of the State of Wyoming.

BYLAWS

The secretary presented a proposed form of Bylaws for the regulation and management of the business and affairs of the corporation, which was read, article by article.

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that the bylaws submitted to the meeting be and are hereby adopted as the Bylaws of the corporation.

DIRECTORS

The secretary presented and read a list of the directors of the Corporation.

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that Mr. Cashen, Mr. Charles and Mr. Gaumond be appointed to serve as directors of the corporation until the next annual shareholder meeting.

APPOINTMENT OF OFFICERS

The following persons were nominated for officers of the corporation to serve until their respective successors are chosen and qualify:

President	Xavone Charles
Chief Executive Officer	Xavone Charles
Treasurer	Xavone Charles
Secretary	James Gaumond

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that each of the aforenamed persons be and is hereby elected to the office set opposite his name, to assume the duties and responsibilities fixed by the bylaws or by the Board of Directors.

The president thereupon took the chair and the secretary immediately assumed the discharge of his duties as secretary of the meeting.

BANK RESOLUTIONS

Upon motion duly made and seconded, the following resolutions were unanimously adopted:

RESOLVED, that the Treasurer be and is hereby authorized and directed to open a bank account with JP Chase Morgan Bank, and

FURTHER RESOLVED, that the resolutions prescribed and furnished by JP Chase Morgan Bank for opening said account and for designating the officers to sign drafts and checks thereon be and are hereby adopted and made part of the minutes of this meeting.

CORPORATE SEAL

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOVED, that the corporate seal, the impression of which is affixed on the last page of these minutes, be and is hereby approved as the corporate seal of the corporation.

SHARE CERTIFICATE

A form of share certificate was presented.

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that the said form of share certificate be and is hereby approved.

ISSUANCE OF SHARES

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that the Board of Directors be and is hereby authorized in its discretion to issue the shares of the corporation to the full number of shares authorized by the charter in such number and for such considerations as from the time to time shall be determined by the Board of Directors and as may be permitted by law.

GENERAL LICENSING AUTHORITY

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that the proper officers of the corporation be and are hereby authorized and directed on behalf of the corporation to make and file such report or reports, certificate or certificates, or other instrument or instruments as may be required by law to be filed in any state, territory, or dependency of the United States, or in any foreign country in which said officers shall find it necessary or expedient to file the same to authorize the corporation to transact business in such state, territory, dependency or foreign country.

PAYMENT OF EXPENSES

Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that the Treasurer be and is hereby authorized to pay all fees and expenses incident to and necessary for the organization of the corporation.

No further business having been brought before the meeting, upon motion duly made, seconded, and unanimously adopted, the meeting was adjourned.

Dated August 10, 2022   _____
                                Secretary of the Meeting

[Corporate Seal]

UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS
OF

DURABLE INC.

The undersigned, being all of the members of the Board of Directors of Durable Inc., a Wyoming corporation (the "Company"), acting by unanimous written consent in lieu of a meeting pursuant to Section 17-16-821 (WY Stat §17-16-821 ((1997 through Reg Sess)) hereby approve the following Resolution. Said Resolution being approved on April 18, 2022.

WHEREAS, the Company received notification from the Wyoming Secretary of State of an "Entity Name Conflict" regarding the Company's incorporated name and is requiring an amendment to the Company's articles.

WHEREAS, the Board of Directors of the Corporation believes a name change of the Corporation to "Durable Sustainability Inc." is in the best interests of the Company;

NOW, THEREFORE, BE IT RESOLVED, that the Articles of Amendment be and hereby are authorized, approved and adopted in all respects;

FURTHER RESOLVED, that the Board of Directors shall take actions necessary to file the Articles of Amendment with the Secretary of State of Wyoming and effectuate the Name Change;

IN WITNESS WHEREOF, the undersigned members of the Board of Directors of Durable Inc. representing all of the Board, hereupon attest and approve this Resolution.

_____
Wilhelm Cashen, Chairman of the Board

_____
Xavone Charles, Director

_____
James Gaumond, Director



Xavone Charles <xcharles@durable.energy>

Entity Name Conflict

Kaytlynn Whisenhunt <kaytlynn.whisenhunt@wyo.gov>   Tue, Apr 12, 2022 at 7:46 AM
To: fulfillment@zenbusiness.com, xcharles@durable.energy

Good morning,

I am reaching out because the online registration that was processed for: **Durable Inc.** is not distinguishable from another
entity that is registered with our office.

By checking the required boxes and entering your electronic signature during the signature step, you certified
that an appropriate name search(es) was conducted to ensure the name is in compliance with W.S. 17-16-401.

At this time, Articles of Amendment (attached) must be submitted to our office to change the entity name. There is a $60
filing fee associated with the amendment. This amendment must be received in our office within 10 business days. If we
do not receive the amendment, your online registration will be voided and no refund will be issued. When submitting the
amendment, please place it to my attention at:

Wyoming Secretary of State
Attn: Kaytlynn Whisenhunt
122 W 25th St Ste 101
Cheyenne, WY 82002

Please let me know if you have any questions or if I can be of any assistance.

Thank you!

Kaytlynn Whisenhunt
Wyoming Secretary of State's Office

UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS
OF

DURABLE SUSTAINABILITY INC.

The undersigned, being all of the members of the Board of Directors of Durable Sustainability Inc., a Wyoming corporation (the "Company"), acting by unanimous written consent in lieu of a meeting pursuant to Section 17-16-821 (WY Stat §17-16-821 ((1997 through Reg Sess)) hereby approve the following Resolution. Said Resolution being approved on April 30, 2022.

WHEREAS, the Board of Directors have determined to pay for the services of the Company's founders with the issuance of 7,500,000 shares of restricted Common Stock.

THEREFORE BE IT RESOLVED, that shares of restricted stock be issued to the following individuals in connection with founding services at a consideration price of $0.001 as follows:

4/30/2022	Xavone Charles	3,825,000
4/30/2022	Wilhelm Cashen	3,675,000

IN WITNESS WHEREOF, the undersigned members of the Board of Directors of Durable Sustainability Inc. representing all of the Board, hereupon attest and approve this Resolution.

_____
Wilhelm Cashen, Chairman of the Board

_____
Xavone Charles, Director

_____
James Gaumond, Director

<p style="text-align:center">UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS
OF</p>

<p style="text-align:center">DURABLE SUSTAINABILITY INC.</p>

The undersigned, being all of the members of the Board of Directors (the "Board") of Durable Sustainability Inc., a Wyoming corporation (the "Company"), acting by unanimous written consent in lieu of a meeting pursuant to Section 17-16-821 (WY Stat §17-16-821 ((1997 through Reg Sess)) hereby approve the following Resolution. Said Resolution being approved on July 18th, 2022.

WHEREAS, the Board has determined that it is advisable and in the best interests of the Company to amend the Articles of Incorporation of the Company (the "Amended Articles").

NOW THEREFORE LET IT BE:

Amended Articles

RESOLVED that the Amended Articles, substantially in the form reviewed by the Board, a copy of which has been attached hereto as <u>Exhibit A</u>, is approved;

General Authorization

RESOLVED that the President, Vice President, Treasurer, Secretary, and any other officer of the Company (each such person, an "Authorized Officer") be, and each of them hereby is, authorized and empowered to take all such further action and to execute, deliver and file all such further agreements, certificates, instruments, and documents, in the name and on behalf of the Company, and if requested or required, under its corporate seal duly attested by the Secretary or Assistant Secretary; to pay or cause to be paid all expenses; to take all such other actions as they or any one of them shall deem necessary, desirable, advisable or appropriate to carry out the full intent and purposes of the foregoing resolutions; and

RESOLVED, that in connection with the transactions contemplated in the preceding resolutions, the Secretary or the Assistant Secretary of the Company be, and hereby is, authorized in the name and on behalf of the Company to file the Amended Articles with the Secretary of State of Wyoming; to certify any more formal or detailed resolutions as such officer may deem necessary, desirable, advisable or appropriate to carry out the full intent and purposes of the foregoing resolutions; and that thereupon, such resolutions shall be deemed adopted as and for the resolutions of the Board as if set forth at length herein.

IN WITNESS WHEREOF, the undersigned members of the Board have executed this Unanimous Consent.

_____
Wilhelm Cashen, Chairman of the Board

_____
Xavone Charles, Director

_____
James Gaumond, Director

Exhibit "A"

Amended Articles of Incorporation

Article V: The total number of shares of stock which the corporation shall have authority to issue is seventy five million and ten million (85,000,000) shares, consisting of a class of seventy five million (75,000,000) shares of Common Stock, par value $0.001 per share and a class of ten million (10,000,000) shares of Preferred Stock, par value of $0.001 par share.

WRITTEN CONSENT OF STOCKHOLDER REPRESENTING A MAJORITY OF SHARES ENTITLED TO VOTE OF DURABLE SUSTAINABILITY INC.

The undersigned holding 100% of the voting power on July 18, 2022, of Durable Sustainability Inc. hereby certifies as follows:

ONE: That we are the beneficial owners of shares of Durable Sustainability Inc., a Wyoming corporation (the "Company"), and common stock as indicated below.

TWO: That we hereby waive any notice requirements under the Company's Bylaws or under state law.

THREE: That we authorize the following actions to be taken by written consent.

The undersigned hereby adopts the following resolutions:

RESOLVED, The Company shall undertake to amend its Certificate of Incorporation as follows:

It is hereby certified that:

1. The Certificate of Incorporation is hereby amended by replacing Article V to read:

Article V: The total number of shares of stock which the corporation shall have authority to issue is seventy five million and ten million (85,000,000) shares, consisting of a class of seventy five million (75,000,000) shares of Common Stock, par value $0.001 per share and a class of ten million (10,000,000) shares of Preferred Stock, par value of $0.001 per share.

Name of Holder	Number of Shares Held	Percentage of Votes
Xavone Charles	3,825,000 Common Shares	51%
Wilhelm Cashen	3,675,000 Common Shares	49%

We the undersigned, hereby declare under penalty of perjury, in accordance with the laws of the state of Wyoming, that the information contained herein is true and correct.

Xavone Charles

Wilhelm Cashen

Dated: **July 18, 2022**

DURABLE SUSTAINABILITY INC. – Wyoming Corp

Common Stock Shareholder Detail

Name/Address	Shares	Book-Entry or Certificate	Issue Date	Redeemed/ Canceled	Shares
XAVONE CHARLES 1820 Double Delight Ave., North Las Vegas, 89032 *(Consideration for issuance – Founder shares)*	3,825,000 Restricted	Book entry form	4/30/2022		3,825,000
				Total	3,825,000
WILHELM CASHEN 1820 Double Delight Ave., North Las Vegas, 89032 *(Consideration for issuance – Founder shares)*	3,675,000 Restricted	Book entry form	4/30/2022		3,675,000
				Total	3,675,000

As of 8/11/2022
Total Restricted Outstanding Shares in book entry form: **7,500,000**
Total Active Shareholders: **2**
Grand Total by Class: **7,500,000**